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Market Commentary

January 10, 2023

Consumer inflation should decelerate meaningfully in 2023 but will likely still top +3.0 percent at year-end versus the Fed's +2.0 percent target. Although some still hope the Fed can "thread the needle" to achieve a soft landing, its track record is dismal. As a result, the broad consensus is a recession in 2023. However, a grave policy error or exogenous shock aside, all indications point to a comparatively mild downturn: there are no apparent private sector excesses; household and corporate balance sheets are in good shape; and labor market dynamics are favorable.

Equity portfolios remain well diversified, with a quality bias, as investors assess the likelihood of a Fed pause in interest rate hikes against a more challenging corporate earnings backdrop. As was the case in 2022, we expect significant volatility to continue to provide opportunities to "upgrade" holdings to improve the overall risk-reward of portfolios. In addition to traditional quality metrics (e.g., free cash flow generation, return on capital, balance sheets), our emphasis is on selecting stocks with attractive valuations and conservative/realistic earnings estimates.

While portfolios continue to hold a combination of cyclical (technology, industrials, financials) and non-cyclical companies (consumer staples, health care, utilities), we plan to pivot to a pro-cyclical stance once the expected economic slowdown becomes more fully embedded in valuations.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Capital Gains Distributions

Click here for 2022 capital gain distributions. Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*